Exhibit 99.1

November 17, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by KBS Fashion Group Limited (formerly known as Aquasition Corp.) under “(a) Dismissal of Previous Independent Registered Public Accounting Firm” of its Form 6-K dated November 17, 2014. We agree with the statements concerning our Firm in such Form 6-K; we are not in a position to agree or disagree with other statements of KBS Fashion Group Limited (formerly known as Aquasition Corp.) contained therein.

Very truly yours,